UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

1-8644

(Check one): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D [ ]Form N-SAR
[ ]Form N-CSR

For Period Ended: December 31, 2006

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

[ ]For the Transition Period Ended:____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

IPALCO Enterprises, Inc.
(Full Name of Registrant)

One Monument Circle
(Address of Principal Executive Office (Street and Number))

Indianapolis, IN 46204
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20- F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

IPALCO Enterprises, Inc. ("IPALCO") owns all of the outstanding common stock of IPL. IPALCO is a wholly owned subsidiary of The AES Corporation ("AES"). Most of IPL's non-union employees receive benefits under the AES Long Term Compensation Plan, a deferred compensation program.

AES is currently reviewing the accounting for long term compensation, which includes restricted stock units and stock options. As this review is in process, AES is still evaluating whether any adjustment to IPALCO's share-based compensation expense may be required and, if there is such an adjustment, whether the expense will be material to any prior period.

Because of the additional time required to complete this review, IPALCO could not file its Form 10-K for the period ended December 31, 2006 on or before April 2, 2007, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frank Marino (317) 261-8700
(Name)          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes     [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While IPALCO does not expect any significant changes, as discussed above, the review of IPALCO's share-based compensation expense is still ongoing and it is possible that an adjustment to prior periods may be required which may be material.

IPALCO Enterprises, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2007

By /s/ Frank Marino
Name: Frank Marino
Title: Senior Vice President
and Chief Financial Officer